April 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Louis Rambo

Re:	CareFusion Corporation

Post-Effective Amendment No. 1 to Form S-3 on Form S-1

Filed February 8, 2013

File No. 333-168555

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CareFusion Corporation (the “Company”) hereby requests that the effectiveness of the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (the “Amendment”) (File No. 333-168555) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 8, 2013, or as soon as practicable thereafter.

On behalf of the Company, I acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in the Amendment and that the Amendment includes the information the Act and all applicable Act rules require. Further, I acknowledge on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (858) 617-5911 if you have any questions. Thank you for your assistance with this filing.

Sincerely,

/s/ Nathaniel B. Sisitsky